         SUPPLEMENT TO THE OFFER TO PURCHASE DATED DECEMBER 23, 1994,
                      AS SUPPLEMENTED ON JANUARY 13, 1995

                      IMPORTANT NOTICE TO STOCKHOLDERS OF
                         SANTA FE PACIFIC CORPORATION

                           BURLINGTON NORTHERN INC.
                                      AND
                         SANTA FE PACIFIC CORPORATION

               HEREBY SUPPLEMENT THE OFFER TO PURCHASE FOR CASH
                    UP TO 63,000,000 SHARES OF COMMON STOCK
          (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                                      OF
                         SANTA FE PACIFIC CORPORATION
                                      AT
                             $20.00 NET PER SHARE


 THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 8, 1995, UNLESS FURTHER EXTENDED.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) AT LEAST 63,000,000 SHARES OF SANTA FE PACIFIC CORPORATION COMMON STOCK BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER (THE "MINIMUM CONDITION"),
(2) SANTA FE PACIFIC CORPORATION ("SANTA FE") AND BURLINGTON NORTHERN INC. ("BURLINGTON NORTHERN") HAVING OBTAINED SUFFICIENT FINANCING ON TERMS SATISFACTORY TO THEM TO PURCHASE 63,000,000 SHARES PURSUANT TO THE OFFER AND
(3) APPROVAL OF THE MERGER REFERRED TO BELOW BY THE STOCKHOLDERS OF SANTA FE AND BURLINGTON NORTHERN. SANTA FE AND BURLINGTON NORTHERN DO NOT INTEND TO WAIVE THE MINIMUM CONDITION. THE OFFER IS NOT CONDITIONED ON RECEIPT OF INTERSTATE COMMERCE COMMISSION APPROVAL OF THE MERGER. SEE "THE TENDER OFFER--
14. CONDITIONS OF THE OFFER" OF THE OFFER TO PURCHASE DATED DECEMBER 23, 1994.

  THE OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER BETWEEN BURLINGTON NORTHERN AND SANTA FE, AS AMENDED, PURSUANT TO WHICH SANTA FE WILL MERGE WITH BURLINGTON NORTHERN (THE "MERGER"). THE BOARD OF DIRECTORS OF SANTA FE HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT THOSE SANTA FE STOCKHOLDERS WHO WISH TO RECEIVE CASH FOR A PORTION OF THEIR SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES. THE OFFER IS BEING EFFECTED TO FACILITATE THE MERGER. SEE "RECOMMENDATION OF SFP BOARD OF DIRECTORS."

                               ----------------

  Questions and requests for assistance or additional copies of the Offer to Purchase dated December 23, 1994, the Supplement dated January 13, 1995, this Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to any of the Information Agents or either of the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase dated December 23, 1994, the Supplement dated January 13, 1995, this Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from brokers, dealers, commercial banks or trust companies.

                               ----------------

                    The Dealer Managers for the Offer are:

GOLDMAN, SACHS & CO.                                        LAZARD FRERES & CO.

                               ----------------

               The date of this Supplement is January 25, 1995.

To the Holders of Common Stock of
Santa Fe Pacific Corporation:

                                  INTRODUCTION

  The following information supplements and amends the Offer to Purchase dated December 23, 1994 (the "Original Offer to Purchase"), as supplemented on January 13, 1995 (the "First Supplement" and, together with the Original Offer to Purchase, the "Offer to Purchase"), of Burlington Northern Inc., a Delaware corporation ("BNI"), and Santa Fe Pacific Corporation, a Delaware corporation ("SFP" and, together with BNI, the "Purchasers"), pursuant to which the Purchasers are severally offering to purchase up to 63,000,000 shares in the aggregate of the outstanding shares of common stock, par value $1.00 per share, of SFP (the "SFP Common Stock," including the associated preferred share purchase rights), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended by this Supplement, and in the related Letter of Transmittal (which collectively constitute the "Offer").

  The Purchasers have supplemented the Offer with the information contained herein. This supplement should be read in conjunction with the Offer to Purchase.

  The Offer, proration period and withdrawal rights expire at 12:00 Midnight, New York City time on Wednesday, February 8, 1995, unless further extended. The Purchasers may extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any shares of SFP Common Stock by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) AT LEAST 63,000,000 SHARES OF SFP COMMON STOCK BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER (THE "MINIMUM CONDITION"), (2) SFP AND BNI HAVING OBTAINED SUFFICIENT FINANCING ON TERMS SATISFACTORY TO THEM TO PURCHASE 63,000,000 SHARES PURSUANT TO THE OFFER AND (3) APPROVAL OF THE MERGER REFERRED TO BELOW BY THE STOCKHOLDERS OF SFP AND BNI. THE PURCHASERS DO NOT INTEND TO WAIVE THE MINIMUM CONDITION. THE OFFER IS NOT CONDITIONED ON INTERSTATE COMMERCE COMMISSION ("ICC") APPROVAL OF THE MERGER. SEE "THE TENDER OFFER--14. CONDITIONS OF THE OFFER" OF THE ORIGINAL OFFER TO PURCHASE.

  THE BOARD OF DIRECTORS OF SFP HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT THOSE SFP STOCKHOLDERS WHO WISH TO RECEIVE CASH FOR A PORTION OF THEIR SHARES OF SFP COMMON STOCK ACCEPT THE OFFER. SEE "RECOMMENDATION OF SFP BOARD OF DIRECTORS."

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 29 1994 (the "Original Merger Agreement"), as amended by an Amendment thereto dated as of October 26, 1994, Amendment No. 2 thereto dated as of December 18, 1994 and Amendment No. 3 thereto dated as of January 24, 1995 (as so amended, the "Merger Agreement") between SFP and BNI. A summary of the terms of Amendment No. 3 to the Original Merger Agreement, a copy of which is attached as Appendix A hereto, is set forth below. See "Amendment No. 3 to Merger Agreement." A summary of the Merger Agreement, prior to the execution of Amendment No. 3, is set forth in "The Tender Offer--10. Purpose of the Offer; The Merger Agreement" of the Original Offer to Purchase.

  The purpose of the Offer is to acquire shares of SFP Common Stock and to facilitate the Merger, which the Board of Directors of SFP believes is in the best interest of SFP stockholders. The Offer also provides an opportunity to existing stockholders of SFP to sell shares of SFP Common Stock at a premium over recent trading prices. See "The Tender Offer--6. Price Range of SFP Common Stock; Dividends" of the Original Offer to Purchase. The closing price of SFP Common Stock on January 24, 1995, as reported in The Wall Street Journal, was $18 per share.

  Up to 63,000,000 shares of SFP Common Stock are to be purchased in the Offer; any shares tendered in response to the Offer over and above such amount would be subject to proration in accordance with the terms of the Offer. Proration may result in SFP stockholders receiving cash for only a portion of any shares of SFP Common Stock tendered, with the remaining consideration to be received in the form of common stock, no par value, of BNI ("BNI Common Stock") pursuant to the Merger after the receipt of ICC approval and satisfaction or waiver of the other conditions to the Merger.

  All information herein concerning BNI has been furnished by BNI, and all information herein concerning SFP has been furnished by SFP. BNI has represented and warranted to SFP, and SFP has represented and warranted to BNI, that the particular information so furnished is true and complete.

  The Offer does not constitute a solicitation of proxies for any meeting of SFP's stockholders. Such solicitation by SFP will be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended. In addition, this Offer is neither an offer to sell nor a solicitation of offers to buy any securities which may be issued in the Merger. Such securities have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may be offered only by means of a prospectus complying with the requirements of the Securities Act. A joint proxy statement/prospectus relating to the Merger has been distributed to SFP stockholders.

  IN ORDER TO VOTE FOR THE MERGER, AN SFP STOCKHOLDER IS REQUIRED TO SUBMIT A PROXY OR VOTE IN PERSON AT THE SFP STOCKHOLDER MEETING SCHEDULED FOR FEBRUARY 7, 1995 OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF.

  Stockholders are urged to read the Original Offer to Purchase, the First Supplement, this Supplement and the related Letter of Transmittal carefully before deciding whether to tender their shares of SFP Common Stock.

                      AMENDMENT NO. 3 TO MERGER AGREEMENT

  The following is a brief summary of certain provisions of Amendment No. 3, a copy of which is attached as Appendix A to this Supplement and is incorporated herein by reference. The summary does not purport to be complete and is qualified in its entirety by reference to Amendment No. 3. ALL STOCKHOLDERS OF SFP ARE URGED TO READ AMENDMENT NO. 3 IN ITS ENTIRETY. Capitalized terms not defined herein have the meanings set forth in the Merger Agreement.

  Amendment No. 3 provides that SFP may repurchase up to a maximum of 10,000,000 shares of SFP Common Stock (the "Repurchase Program") if, but only if, (a) such repurchase is permitted under the credit agreements to be entered into by SFP in connection with the Offer (the "SFP Credit Agreements"), as such agreements are in effect at the time the Offer is consummated (whether or not such agreements are in effect at the time of any such repurchase and without regard to any waiver of any term thereof) and (b) for any repurchases after March 31, 1995, (i) SFP's total debt (defined as the sum of short-term debt plus current maturities of long-term debt plus long-term debt, all as shown on the consolidated balance sheet of SFP and its consolidated subsidiaries in accordance with generally accepted accounting principles ("GAAP")) as of its most recent quarter-end prior to such repurchase does not exceed the levels set forth below and (ii) cash capital expenditures on a cumulative basis from January 1, 1995, as of the most recent quarter-end prior to such repurchase, are at least at the levels set forth below.

  Amendment No. 3 further provides that the Exchange Ratio in the Merger would be equal to a fraction (i) the numerator of which is 0.40, and (ii) the denominator of which is (A) the number of shares of SFP Common Stock outstanding (but excluding treasury stock and SFP Common Stock beneficially owned by

BNI or acquired in the Offer by BNI) immediately prior to the Effective Time divided by (B) the sum of (1) the number of shares of SFP Common Stock outstanding (but excluding treasury stock and SFP Common Stock beneficially owned by BNI or acquired in the Offer by BNI) immediately prior to the Effective Time and (2) the aggregate number of shares of SFP Common Stock repurchased by SFP pursuant to the Repurchase Program. The exchange ratio will be adjusted in a corresponding manner if the Alternative Merger as defined in the Original Offer to Purchase is effected.

  As a result of the foregoing, repurchases under the Repurchase Program would have the effect of increasing the Exchange Ratio from 0.40 shares of BNI Common Stock per share of SFP Common Stock (which would remain the Exchange Ratio if no shares of SFP Common Stock are repurchased under the Repurchase Program) to a maximum of 0.4347 shares of BNI Common Stock per share of SFP Common Stock if the maximum 10,000,000 shares of SFP Common Stock are repurchased and no SFP options are exercised.

  SFP Credit Agreements. It is anticipated that the SFP Credit Agreements will provide, among other things, that SFP may not declare or pay any dividend (other than dividends payable solely in SFP Common Stock) on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any shares of any class of capital stock of SFP (other than pursuant to the Offer) or any warrants or options to purchase any such capital stock, whether outstanding on the date of the SFP Credit Agreements or thereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of SFP or any subsidiary (such declarations, payments, setting apart, purchases, redemptions, defeasance, retirements, acquisitions and distributions being "Restricted Payments"), except that, so long as no default or event of default under the SFP Credit Agreements exists or would exist after giving effect thereto:

    (a) SFP may make Restricted Payments on any date in an amount equal to the amount of the Primary Restricted Payments Basket (as defined below) on such date less the aggregate amount of Restricted Payments previously made pursuant to this clause (a); provided that no Restricted Payments may be made from amounts constituting part of the Primary Restricted Payments Basket under clause (b) of the definition of Primary Restricted Payments Basket unless SFP met the Eligibility Test (as defined below) for the immediately preceding fiscal quarter; and

    (b) in addition to the Restricted Payments permitted pursuant to the foregoing clause (a), SFP may make Restricted Payments in any fiscal quarter if (i) SFP met the Eligibility Test for the immediately preceding fiscal quarter, (ii) the amount of such Restricted Payments do not exceed the Additional Restricted Payments Basket (as defined below) on the date of such Restricted Payments less the aggregate amount of Restricted Payments previously made pursuant to this clause (b), and (iii) simultaneously with making such Restricted Payments, SFP makes a prepayment in respect of the term loans under the SFP Credit Agreements in an amount at least equal to the amount of such Restricted Payments.

  For purposes of the foregoing covenant, the following terms will have the following meanings:

  "Additional Restricted Payments Basket": means, on any date, an amount equal to 50% of the sum of Excess Adjusted Consolidated Cash Flow for each fiscal quarter of SFP ended after the date of the SFP Credit Agreements and prior to such date.

  "Adjusted Consolidated Cash Flow": means, for any period, consolidated income from continuing operations for such period, plus depreciation and amortization, deferred income taxes and merger-related costs (without duplication, net of tax benefit, if any), in each case to the extent deducted in determining such consolidated income from continuing operations as determined in accordance with GAAP applied on a consistent basis, less consolidated capital expenditures for such period provided that not more than $45 million in the aggregate (less the amount of income tax expense associated therewith) may be included for merger-related costs in calculating Adjusted Consolidated Cash Flow during the term of the SFP Credit Agreements.

  "Eligibility Test": SFP shall be deemed to have met the Eligibility Test for any fiscal quarter if Adjusted Consolidated Cash Flow for such fiscal quarter exceeds the amount set forth for such fiscal quarter under the column "Cash Flow Target" below.

QUARTER ENDED            CASH FLOW TARGET
- -------------            ----------------
                          (IN MILLIONS)
03/31/95................      $  8.0
06/30/95................       (28.0)
09/30/95................         3.0
12/31/95................        63.0
03/31/96................        31.0
06/30/96................         8.0
09/30/96................        40.0
12/31/96................        92.0
03/31/97................        42.0
06/30/97................        25.0
09/30/97................        60.0
12/31/97................       113.0
03/31/98................        49.0

QUARTER ENDED            CASH FLOW TARGET
- -------------            ----------------
                          (IN MILLIONS)
06/30/98................      $36.0
09/30/98................       73.0
12/31/98................      125.0
03/31/99................       58.0
06/30/99................       49.0
09/30/99................       89.0
12/31/99................      141.0
03/31/00................       58.0
06/30/00................       49.0
09/30/00................       89.0
12/31/00................      141.0
03/31/01................       58.0
06/30/01................       49.0

  "Excess Adjusted Consolidated Cash Flow": means, for any fiscal quarter, the amount, if any, by which Adjusted Consolidated Cash Flow for such fiscal quarter exceeds the amount set forth for such fiscal quarter under the column "Cash Flow Target" above.

  "Primary Restricted Payments Basket": means, on any calculation date, the sum of (a) the Basic Amount plus (b) $5,000,000 for each fiscal quarter ended after the date of the SFP Credit Agreements in which SFP met the Eligibility Test. For purposes of the foregoing, the "Basic Amount" shall be (i) for any calculation date during the fiscal quarter ending March 31, 1995, $30,000,000,
(ii) for any calculation date during the fiscal quarter ending June 30, 1995, $40,000,000 and (iii) for any calculation date thereafter, $50,000,000.

  Indebtedness; Capital Expenditure Requirements. In addition, the amounts of indebtedness and capital expenditures referred to in clause (b) of the second paragraph of this Section are:

                                                       CUMULATIVE
                                                      CASH CAPITAL     DEBT
                                                      EXPENDITURES  BALANCE AT
                                                     AT QUARTER-END QUARTER-END
                                                     -------------- -----------
     1995
     ----                                                  (IN MILLIONS)
   1st Quarter......................................      $ 78        $2,160
   2nd Quarter......................................       194         2,140
   3rd Quarter......................................       301         2,125
   4th Quarter......................................       360         2,045
     1996
     ----
   1st Quarter......................................       423         2,101
   2nd Quarter......................................       533         2,092
   3rd Quarter......................................       628         2,073
   4th Quarter......................................       675         2,017
     1997
     ----
   1st Quarter......................................       738         2,071
   2nd Quarter......................................       848         2,015
   3rd Quarter......................................       943         1,997
   4th Quarter......................................       990         1,850

                         ADDITIONAL RECENT DEVELOPMENTS

  Union Pacific Proposal; Discussions Concerning Amendment No. 3. On January 17, 1995, Drew Lewis, the Chairman and Chief Executive Officer of Union Pacific Corporation ("UPC"), sent the following letter to Robert D. Krebs, Chairman, President and Chief Executive Officer of SFP:

                                          January 17, 1995

Mr. Robert D. Krebs
Chairman, President and CEO
Santa Fe Pacific Corporation
1700 East Golf Road
Schaumburg, IL 60173

Dear Rob:

  I am writing to inform you that Union Pacific has revised its acquisition proposal to increase the price to $18.50 per share in cash and to seek to acquire 100% of Santa Fe's outstanding shares in the tender offer.

  By using our Interstate Commerce Commission approved voting trust, your shareholders would receive immediate payment of the entire purchase price in our transaction, without bearing any risk relating to ICC approval of our combination with Santa Fe. By contrast, the new, leveraged Burlington Northern transaction would require a delay of up to several years for payment of two-thirds of the purchase price to Santa Fe shareholders, and would require your shareholders to bear the risk of ICC approval.

  In addition to the all-cash advantage of our offer, we believe our transaction is superior to the Burlington Northern acquisition when one discounts BN's purchase price for the time delay in payment, the ICC risk of non-consummation of the BN transaction and the uncertain value of the BN stock to be received.

  Our preference remains to negotiate a merger agreement with Santa Fe. As your own advisors stated, we were very close to completing negotiation of a merger agreement before you announced your new transaction with Burlington Northern. We should be able to conclude our negotiations very quickly in light of our revised offer. We continue to believe it is a violation of your Board's fiduciary duties for Santa Fe to resist negotiating a transaction with Union Pacific.

  If you refuse to negotiate with us, we would be prepared to purchase shares in our tender offer without a merger agreement, provided that your shareholders tender at least 90% of Santa Fe's outstanding shares and other impediments such as the rights plan are eliminated. In order to complete the acquisition on a unilateral basis, we would first ask the ICC to approve an amendment to our voting trust agreement that would enable the trustee to cause Santa Fe, following the acquisition of Santa Fe shares, to agree to cooperate with us in obtaining ICC approval of a Santa Fe/Union Pacific combination. We would seek ICC approval of the amended voting trust agreement once Santa Fe shareholders vote to disapprove the Burlington Northern merger.

  Our offer, including the conditions to our transaction, remains unchanged in all other material respects. Given your rejection of our alternative $20 all-stock proposal made several months ago, we confirm our withdrawal of such alternative proposal.

                                          Sincerely,

                                          /s/ Drew

  On January 18, 1995, UPC amended its previously announced proposal to acquire SFP to provide that UPC would acquire all outstanding shares of SFP Common Stock for $18.50 per share in cash. The UPC proposal contemplates a tender offer followed by a second-step merger (the "UPC Proposal") in which all remaining outstanding shares of SFP Common Stock would be converted into $18.50 per share in cash.

  In January 1995, SFP renewed its suggestion that BNI consider the possibility of amending the Original Merger Agreement in the manner contemplated by Amendment No. 3. BNI initially made no substantive response to this suggestion. SFP also continued discussing this suggestion with Alleghany Corporation ("Alleghany"), a substantial SFP stockholder.

  Between January 19 and 24, representatives of BNI, SFP and their legal and financial advisors discussed the possibility of adopting Amendment No. 3 and the proposed terms of Amendment No. 3. BNI's legal and financial advisors also discussed the proposed amendment with representatives of Alleghany.

  The SFP Board met on January 22, 1995 to consider the UPC Proposal. After hearing from management and SFP's financial and legal advisors, the Board decided to recommend that SFP stockholders not accept the UPC Proposal. The Board determined that the UPC Proposal is less favorable for SFP stockholders than the transactions under SFP's Merger Agreement with BNI.

  In reaching this determination, the SFP Board concluded that a BNI combination is an excellent strategic fit, presents substantial long-term benefits because of anticipated increases in operating income from the Merger (which are expected to result from both operating efficiencies and increased revenues) and is likely to receive Interstate Commerce Commission ("ICC") approval, or approval from any government agency or executive department to which the present ICC jurisdiction over railroad mergers is likely to be transferred. The Board also noted that the SFP/BNI tender offer allows stockholders who wish to do so to receive cash for a portion of their shares without waiting for regulatory approval, while at the same time the SFP/BNI Merger Agreement allows stockholders to participate on a tax-free basis in the ownership of the combined company.

  The Board also noted that, in its judgment, given the substantial long-term benefits of a SFP/BNI Merger, the value of the aggregate consideration available to SFP's stockholders under the SFP/BNI Offer and Merger exceeds the value of the consideration available to SFP's stockholders under the UPC Proposal. The Board further noted that the stock to be received in the SFP/BNI Merger would be tax-free while the UPC Proposal would be a fully taxable transaction.

  The Board also received on January 22, 1995 an oral opinion from its financial advisor, Goldman, Sachs & Co. ("Goldman Sachs"), that, as of January 22, based on various considerations and assumptions, the aggregate of the cash and stock consideration to be received by all of the holders of outstanding shares of SFP Common Stock pursuant to the BNI/SFP Offer and Merger (the "Aggregate Consideration"), considered as a unitary transaction, is fair to such holders. In connection with this opinion, Goldman Sachs updated its evaluation of the UPC Proposal in light of the transactions contemplated by the then existing BNI Merger Agreement (the "BNI Transactions"). Since the UPC Proposal is for 100% cash, it has a nominal value of $18.50 per share of SFP Common Stock. Based on the foregoing, the analysis indicated that the UPC Proposal represented a 2.1% premium over the $18.125 closing price of SFP Common Stock on January 20, 1995. Based upon a BNI share price of $50.75 (closing price on January 20, 1995), Goldman Sachs calculated the nominal value of the BNI Transactions prior to Amendment No. 3 to be $20.20 per share of SFP Common Stock, consisting of $20.00 per share in cash for 33.2% of SFP Common Stock ($6.64) and 0.40 shares of BNI Common Stock per share of SFP Common Stock for 66.8% of SFP Common Stock ($13.56). Based on the foregoing, the analysis indicated that the BNI Transactions represented a 11.4% premium over the $18.125 closing price of SFP Common Stock on January 20, 1995. Based upon a BNI share price ranging from $44.00 to $53.00, Goldman Sachs calculated the per share nominal value of the BNI Transactions to range from $18.40 to $20.80. Goldman Sachs compared these values with the results of a discounted market price analysis based upon a BNI share price ranging from $46.00 to $54.00. After the application of a discount factor of 10% to the value of the stock portion of the BNI Transactions (on a dividend adjusted basis), the per share value of the BNI Transactions ranged from $17.38 to $19.32; at a discount factor of 15% such per share value ranged from $16.91 to $18.77.

  Goldman Sachs also presented an illustrative analysis of the discounted implied value of the BNI Transactions. In connection with this analysis, Goldman Sachs assumed 1997 earnings per share of the combined company to be $6.82 based on financial projections prepared by the senior managements of SFP and BNI and assuming that the synergies expected to be realized from the Merger (excluding certain non-recurring cash costs associated with the Merger) would be $336 million in the first year after the Merger is consummated (which was assumed to be 1997). Using a price/earnings multiple for premier railroad stocks from 11x to 13x, Goldman Sachs calculated the midpoint of the implied share price for BNI at December 31, 1996 to be $81.84. The foregoing calculations indicated that the discounted implied value of the BNI Transactions would be $23.18 per share of SFP Common Stock, consisting of $20.00 per share in cash for 33.2% of SFP Common Stock ($6.64) and 66.8% of the present value (assuming a 15% discount rate discounted for two years) of 0.40 shares of BNI Common Stock (based upon the midpoint calculated above of $81.84) per share of SFP Common Stock ($16.54). In preparing this illustrative analysis, Goldman Sachs assumed, with the consent of SFP, that the financial forecasts for SFP and BNI after giving effect to the Merger, including, without limitation, projected cost savings and operating synergies resulting from the Merger, had been reasonably prepared on a basis reflecting the best currently available judgments and estimates of SFP and BNI and that such forecasts would be realized in the amounts and at the times contemplated thereby.

  Goldman Sachs confirmed its January 22, 1995 oral opinion by delivery of its written opinion dated the date hereof. See the full text of the opinion of Goldman Sachs dated the date hereof (attached hereto as Appendix B), which takes account of Amendment No. 3 and sets forth assumptions made, matters considered and limits on the review undertaken by Goldman Sachs.

  At its January 22 meeting, the SFP Board also discussed the possibility of amending the Merger Agreement in the manner contemplated by Amendment No. 3 and of amending SFP's Shareholder Rights Plan (the "Shareholder Rights Plan"), as requested by Alleghany, to provide that the Rights thereunder would not be triggered until a stockholder acquired 15% or more of SFP's outstanding Common Stock (the "Rights Plan Amendment"). The threshold for triggering the Rights under the original Shareholder Rights Plan was 10%.

  Also on January 22, 1995, Mr. Krebs sent the following letter to Mr. Lewis:

Mr. Drew Lewis
Chairman and Chief Executive Officer
Union Pacific Corporation
Martin Tower
Eighth and Eaton Avenues
Bethlehem, Pennsylvania 18018

Dear Drew:

  This is in response to your letter to me dated January 17, 1995 in which you informed me that Union Pacific was amending its tender offer for shares of Santa Fe common stock and is seeking to negotiate a merger agreement with Santa Fe.

  As you know, Santa Fe is a party to a merger agreement, as amended, with Burlington Northern which provides for a strategic combination of the two companies, with significantly enhanced value for Santa Fe stockholders. The Santa Fe Board of Directors, at a meeting held today, has determined that Union Pacific's amended tender offer is less favorable for Santa Fe stockholders than the transactions under Santa Fe's amended merger agreement with Burlington Northern.

  In reaching this determination, the Santa Fe Board concluded that a Burlington Northern-Santa Fe combination is an excellent strategic fit, presents substantial long-term benefits because of anticipated increases in operating income from the merger (which are expected to result from both operating efficiencies and increased revenues) and is likely to receive ICC approval, or approval from any government agency or executive department to which the present ICC jurisdiction over railroad mergers is likely to be transferred. The Board also noted that the Santa Fe/Burlington Northern tender offer allows stockholders who wish to do so to receive cash without waiting for regulatory approval, while at the same time the Santa Fe/Burlington Northern merger agreement allows stockholders to participate on a tax-free basis in the ownership of the combined company.

  The Board also noted that, in its judgment, given the substantial long-term benefits of a Santa Fe/Burlington Northern merger, the value of the aggregate consideration available to Santa Fe stockholders under the Santa Fe/Burlington Northern tender offer and merger exceeds the value of the consideration available to Santa Fe stockholders under the amended Union Pacific tender offer. The Board further noted that the stock to be received in the Santa Fe/Burlington Northern merger would be tax-free while the Union Pacific tender offer would be a fully taxable transaction.

  The Board also received on January 22, 1995 an oral opinion from its financial advisor, Goldman, Sachs & Co., that the aggregate of the cash and stock consideration to be received by all of the holders of outstanding shares of Santa Fe common stock pursuant to the Burlington Northern/Santa Fe tender offer and merger, considered as a unitary transaction, is fair to such holders.

  In light of these factors, the Board has decided not to terminate the Burlington Northern merger agreement in order to pursue a merger agreement with Union Pacific. In addition, the Board will continue to recommend to Santa Fe stockholders that they not tender their shares to Union Pacific.

  The Board has also asked me to reemphasize that it has never put the company up for sale. Instead, the Board has agreed to a strategic combination with Burlington Northern which is likely to achieve a significant long-term increase in value for Santa Fe stockholders. The Board remains committed to optimizing long-term growth in the value of Santa Fe stock.

                                          Sincerely,

                                          /s/ Robert D. Krebs

  BNI's Board met on January 23, 1995 to consider the terms of proposed Amendment No. 3 and, after presentations from BNI's management and legal and financial advisors, unanimously approved such Amendment. The BNI Board's approval of Amendment No. 3 contemplated the execution by Alleghany and Mr. George McFadden ("McFadden") of the voting agreements referred to below. After the January 23 Board meeting, Gerald Grinstein, Chairman and Chief Executive Officer of BNI, called Mr. Krebs, to notify him of the BNI Board's decision.

  Voting Agreements. In connection with the execution of Amendment No. 3, two stockholders of SFP, Alleghany and McFadden, executed agreements (the "Voting Agreements") with BNI and SFP to vote all SFP Common Stock beneficially owned by them as of the December 27, 1994 record date for the SFP stockholder vote on the Merger in favor of the Merger Agreement at any special meeting of SFP's stockholders being held for such purpose for which the record date is December 27, 1994, provided only that SFP's Board of Directors continues to recommend that the stockholders of SFP vote for approval of the Merger Agreement. In connection with Alleghany committing to vote its SFP Common Stock in favor of the Merger Agreement, SFP adopted the Rights Plan Amendment. As of December 27, 1994, the record date for such special meeting, Alleghany beneficially owned 13,494,000 shares (or approximately 7.2%) of the then outstanding shares of SFP Common Stock and McFadden beneficially owned 1,809,800 shares (or approximately 0.9%) of the outstanding shares of SFP Common Stock.

  In Amendment No. 3 to its Schedule 13D filed by Alleghany with the Securities and Exchange Commission on January 24, 1995, Alleghany indicated that it presently intends to tender or cause the tender pursuant to the Offer of all of the shares of SFP Common Stock which it beneficially owns, and to reinvest the proceeds from such tender in purchases of SFP Common Stock. Based on information set forth in such Schedule 13D, the Board of Directors of Alleghany has authorized purchases of additional shares of SFP Common Stock up to an aggregate beneficial ownership by Alleghany of 9.9% of SFP Common Stock. In addition, Alleghany's Schedule 13D states that Alleghany management has indicated that it intends to request the Board of Directors of Alleghany to authorize additional purchases up to an aggregate beneficial ownership by Alleghany of 14.9% of SFP Common Stock. There can be no assurance that Alleghany will make any such purchases.

                    RECOMMENDATION OF SFP BOARD OF DIRECTORS

  At a meeting on January 24, 1995, the SFP Board of Directors, after hearing presentations from SFP's management and financial and legal advisors, approved Amendment No. 3 and the Voting Agreements. In connection with the Voting Agreements, the SFP Board adopted the Rights Plan Amendment. The Board also changed the Distribution Date under the Shareholder Rights Plan from January 31, 1995 to February 28, 1995.

  In connection with its presentation to the SFP Board on January 24 and the opinion attached hereto as Appendix B, Goldman Sachs updated its evaluation of the BNI Transactions taking into account Amendment No. 3 to the Original Merger Agreement. After taking into account Amendment No. 3, Goldman Sachs calculated the nominal value of the BNI Transactions under two different scenarios. Assuming that SFP does not repurchase any shares of SFP Common Stock under the Repurchase Program and based upon a BNI share price of $50.625 (closing price on January 23, 1995), Goldman Sachs calculated such nominal value of the BNI Transactions to be $20.17 per share of SFP Common Stock, consisting of $20.00 per share in cash for 33.2% of SFP Common Stock ($6.64) and 0.40 shares of BNI Common Stock per share of SFP Common Stock for 66.8% of SFP Common Stock ($13.53). Based upon a BNI share price ranging from $44.00 to $53.00, Goldman Sachs calculated the per share nominal value of the BNI Transactions under this scenario to range from $18.40 to $20.80. Assuming that SFP repurchases the maximum of 10 million shares of SFP Common Stock under the Repurchase Program and based upon a BNI share price of $50.625 (closing price on January 23, 1995), Goldman Sachs calculated such nominal value of the BNI Transactions to range from $21.21 to $21.34 per share of SFP Common Stock, consisting of $20.00 per share in cash for 33.2% of SFP Common Stock ($6.64) and 0.4308 to 0.4347 shares of BNI Common Stock per share of SFP Common Stock for 66.8% of SFP Common Stock ($14.57 to $14.70). Based upon a BNI share price ranging from $44.00 to $53.00, Goldman Sachs calculated the per share nominal value of the BNI Transactions to range from $19.42 to $22.03 assuming an exchange ratio of
0.4347. The exchange ratio of 0.4347 assumes that no SFP stock options are exercised prior to the consummation of the Merger and that 115.3 million SFP shares (excluding treasury stock and SFP Common Stock beneficially owned by BNI or acquired in the Offer by BNI) are outstanding immediately prior to the consummation of the Merger. The calculation of the nominal value at this exchange ratio also assumes that a stockholder who tenders shares and is prorated to receive cash for 33.2% of its shares will not sell its remaining shares in the open market after the Offer is completed and before consummation of the Merger and that SFP purchases 10 million of its shares in the open market after the Offer is completed and before consummation of the Merger. The exchange ratio of 0.4308 assumes all granted but unexercised SFP stock options as of December 31, 1994 were exercised prior to the consummation of the Merger.

                         CERTAIN FINANCIAL INFORMATION

  The Repurchase Program. Pursuant to the Repurchase Program, SFP will be permitted, but not obligated, to repurchase shares of SFP Common Stock (with a resulting increase in the Exchange Ratio) if, but only if, permitted under the Merger Agreement and the SFP Credit Agreements. See "Amendment No. 3 to Merger Agreement" for a summary of certain of the terms of such Agreements. Under the terms of both agreements, however, SFP will be allowed to repurchase up to $30 million of SFP Common Stock prior to April 1, 1995 without regard to performance requirements or other limitations. After such date, SFP will be permitted to make repurchases of up to $40 million (during the second quarter of 1995) and up to $50 million after July 30, 1995 (which amounts generally will be reduced by repurchases made prior thereto) subject only to compliance with the capital expenditure and total debt provisions of the Merger Agreement. If SFP were to repurchase $50 million of SFP Common Stock at an average purchase price of $20 per share of SFP Common Stock (the same price as the Offer and as assumed in the pro forma financial statements included in the First Supplement), the SFP Recapitalized Pro Forma financial statements would be affected as follows: (i) pro forma long-term debt would increase or cash would decrease and stockholders' equity would decrease by $50 million, respectively, (ii) pro forma annual income from continuing operations would be approximately $3 million lower, and (iii) pro forma annual earnings per share would be unchanged, reflecting the lower pro forma income from continuing operations offset by the lower number of SFP shares outstanding. At the $50 million repurchase level, the Exchange Ratio would increase to approximately 0.408.

  For all other repurchases, SFP must satisfy the various criteria set forth in the Merger Agreement and the SFP Credit Agreements. The combined impact of these restrictions is generally that additional repurchases can only be completed if SFP's future performance exceeds the cash flow targets set forth in the SFP Credit Agreements. These cash flow targets assume SFP financial performance which generally exceeds those accomplished by SFP for the pro forma periods presented in the Original Joint Proxy Statement/Prospectus. Accordingly, while SFP expects to have the ability to accomplish some level of repurchases, in order to accomplish a repurchase of the full amount of 10,000,000 shares, SFP would have to achieve future financial results which substantially exceed those accomplished by SFP for the pro forma periods presented. See the pro forma financial information set forth in the Original Offer to Purchase for information with respect thereto.

  SFP anticipates that, as of this time, that at least $50 million for repurchases will be available under the terms of the Merger Agreement and SFP Credit Agreements in 1995. However, there can be no assurance that, even if permitted under the SFP Credit Agreements and the Merger Agreement, SFP will repurchase shares of SFP Common Stock under the Repurchase Program or, if it does, the amount, timing or prices of any such repurchase, all of which will be in the sole discretion of SFP.

  Additional Financial Considerations. As more fully set forth in the Original Joint Proxy Statement/Prospectus, in their application to the ICC for approval of the merger, BNI and SFP state that the Merger is expected to result in an increase in operating income of approximately $560 million per year, most of which will be achieved in the first three years following consummation of the Merger.

  There can be no assurance that these potential benefits will be realized or that the ICC will not impose conditions on the operations of the merged entity that will affect its ability to fully achieve any one or more of these benefits. Moreover, in order to achieve the increases in operating income mentioned above, it is expected that certain nonrecurring cash costs would be incurred, which would include relocation, employee separation and retraining and capital improvement costs. The ICC application states that those costs are approximately $350 million, a substantial portion of which will be incurred during the first year following consummation of the Merger. Additionally, the expected increase in operating income does not include the noncash effects of applying purchase accounting, which will reduce operating income. A more detailed description of what BNI and SFP have stated in the ICC application, as well as some important caveats about this information, is provided at pages 88 through 90 of the Original Joint Proxy Statement/Prospectus.

                         CERTAIN ADDITIONAL INFORMATION

  Litigation. On January 18, 1995, UPC filed with the Delaware Chancery court a motion seeking leave to file a Second Amended and Supplemental Complaint. The Second Amended and Supplemental Complaint that is the subject of UPC's motion proposes to add allegations based on certain events occurring after UPC filed its First Amended and Supplemental Complaint. In particular, the Second Amended and Supplemental Complaint seeks to add allegations that UPC's January 17, 1995 revised tender offer is purportedly superior to the proposed SFP-BNI merger, that SFP and BNI's proposed purchase of approximately 33 percent of SFP's shares threatens to irreparably harm SFP's stockholders, that SFP is purportedly "for sale" and that SFP's directors have breached their fiduciary duties to SFP and its stockholders by purportedly refusing to negotiate with UPC on a "fair and equal basis" regarding UPC's tender offer and merger proposal, by adopting on November 28, 1994 and purportedly threatening to employ the SFP Shareholder Rights Plan and by agreeing to a purportedly excessive termination fee and expense reimbursement provision payable to BNI under certain conditions if the proposed SFP-BNI merger is not consummated, all of which purportedly constitutes a course of conduct intended to improperly coerce SFP stockholders to favor the proposed SFP-BNI merger. The Second Amended and Supplemental Complaint further proposes to allege that BNI purportedly has aided and abetted SFP's directors in these alleged breaches by insisting on and agreeing to the termination fee and expense reimbursement provisions. The Second Amended and Supplemental Complaint proposes to seek, as additional relief to that requested in its First Amended and Supplemental Complaint, a mandatory injunction requiring SFP to adopt "fair and equitable" procedures for the acceptance and consideration of competing bids for SFP, an injunction against the operation of the SFP Shareholder Rights Plan or, alternatively, requiring SFP's directors to redeem the shareholder rights or render them inapplicable or unenforceable to UPC's tender offer and merger proposal, an injunction against BNI from purportedly aiding and abetting SFP's directors' alleged breaches of their fiduciary duties and a declaration that the termination fee and expense reimbursement provisions of the SFP-BNI Merger Agreement are invalid and unenforceable. UPC's motion for leave to file the Second Amended and Supplemental Complaint is currently pending before the Chancery Court. BNI, SFP and SFP's directors believe that the Second Amended and Supplemental Complaint is meritless and intend to oppose it vigorously.

  SFP Rights Plan. On January 24, 1995, SFP's Board of Directors amended the Rights Agreement dated as of November 28, 1994 between SFP and the Rights Agent party to the Rights Agreement. Prior to the Rights Plan Amendment, if any person (other than SFP, its affiliates or any person receiving newly-issued shares of SFP Common Stock directly from SFP) were to become the beneficial owner of 10% (the "Flip-In Percentage") or more of the then outstanding shares of Common Stock, each holder of a Right would thereafter have the right to receive, upon exercise at the then current exercise price of the Right, SFP Common Stock (or, in certain circumstances, cash, property or other securities of SFP) having a value equal to two times the exercise price of the Right. Among other amendments, the Rights Plan Amendment increased the Flip-In Percentage to 15%. The SFP Rights Agreement does not apply to any acquisition of shares of SFP Common Stock by BNI pursuant to the terms of the Merger Agreement and consequently the provisions of the Shareholder Rights Plan would not apply to the Offer or the Merger. A more detailed description of the Shareholder Rights Plan is provided under "Rights Plans--SFP Rights Plan" in the Original Joint Proxy Statement/Prospectus.

  Regulatory Developments. A number of proposals are under discussion by various committees of the United States Congress which in general contemplate the termination of funding for the ICC and the transfer of its functions to other Federal agencies. The proposals contemplate transfer of the ICC's authority over rail mergers to the Department of Transportation or Department of Justice. BNI and SFP believe that it is likely that the time period for obtaining merger approval will be shorter under these proposals than under the present regulatory framework. There can be no assurance that any such proposal will be enacted or, if enacted, what effect any such proposal might have on the timing or eventual approval of the Merger.

                               ----------------

  Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer. The information set forth herein should be read in conjunction with the Offer to Purchase.

                                          SANTA FE PACIFIC CORPORATION

                                          BURLINGTON NORTHERN INC.

January 25, 1995

                                                                      APPENDIX A



                                AMENDMENT NO. 3
                                       TO
                          AGREEMENT AND PLAN OF MERGER

                                AMENDMENT NO. 3

                                       TO

                          AGREEMENT AND PLAN OF MERGER

  AMENDMENT NO. 3 dated as of January 24, 1995 (this "Amendment") between Burlington Northern Inc., a Delaware corporation ("BNI"), and Santa Fe Pacific Corporation, a Delaware corporation ("SFP").

  WHEREAS, BNI and SFP have previously entered into that certain Agreement and Plan of Merger dated as of June 29, 1994 between BNI and SFP, as amended by the Amendment thereto dated as of October 26, 1994 and Amendment No. 2 thereto dated as of December 18, 1994 (as amended, the "Merger Agreement"); and

  WHEREAS, the respective Boards of Directors of BNI and SFP have determined that it is in the best interests of BNI or SFP, as the case may be, and its respective stockholders to amend the Merger Agreement as hereinafter set forth and have duly approved this Amendment and authorized its execution and delivery.

  NOW, THEREFORE, the parties hereto agree as follows:

    1. All capitalized terms used herein, unless otherwise defined herein, shall have the meanings given them in the Merger Agreement, and each reference in the Merger Agreement to "this Agreement", "hereof", "herein", "hereunder" or "hereby" and each other similar reference shall be deemed to refer to the Merger Agreement as amended hereby. All references to the Merger Agreement in any other agreement between BNI and SFP relating to the transactions contemplated by the Merger Agreement shall be deemed to refer to the Merger Agreement as amended hereby.

    2. Section 1.2(a)(i) of the Merger Agreement is hereby amended by replacing subparagraph (a)(i) of such section in its entirety with the following:

    (a) At the Effective Time:

        (i) each share (a "Share" and, collectively, the "Shares") of SFP Common Stock, par value $1.00 per share (the "SFP Common Stock"), outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 1.2(a)(ii) below, be converted into a fraction of a share of common stock, no par value (the "BNI Common Stock"), of BNI (x) the numerator of which is 0.40, and (y) the denominator of which is equal to (A) the number of shares of SFP Common Stock outstanding (but excluding treasury stock and SFP Common Stock beneficially owned by BNI or acquired in the Offer by
      BNI) immediately prior to the Effective Time divided by (B) an amount equal to the sum of (i) the number of shares of SFP Common Stock outstanding (but excluding treasury stock and SFP Common Stock beneficially owned by BNI or acquired in the Offer by BNI) immediately prior to the Effective Time, and (ii) the aggregate number of shares of SFP Common Stock repurchased by SFP, as permitted in Section 5.1(j) hereof (such fraction being defined herein as the "Exchange Ratio"), provided that in no event may the Exchange Ratio exceed 0.4347; and

    3. Section 1.8(c) of the Merger Agreement is hereby amended by replacing subparagraph (c) of such section in its entirety with the following:

    (c) At the Effective Time of the Alternative Merger, (i) each share of SFP Common Stock outstanding immediately prior to such Effective Time shall, except as otherwise provided in Section 1.8(d) below, be converted into a fraction of a share of common stock of BNSF, $.01 par value per share (the "BNSF Common Stock"), (x) the numerator of which is 0.40 and (y) the denominator of which is equal to (A) the number of shares of SFP Common Stock outstanding (but excluding treasury stock and SFP Common Stock beneficially owned by BNI or acquired in the Offer by BNI) immediately prior to such Effective Time divided by (B) an amount equal to the sum of
  (a) the number of shares of SFP Common Stock outstanding (but excluding treasury stock and SFP Common Stock beneficially owned by BNI or acquired in the Offer by BNI) immediately prior to such Effective Time and (b) the aggregate number of shares of SFP Common Stock repurchased by SFP, as permitted in Section 5.1(j) hereof, provided that the fraction determined pursuant to this clause (i) shall not exceed 0.4347, (ii) each share of BNI Common Stock outstanding immediately prior to such Effective Time shall, except as otherwise provided in Section 1.8(d) below, be converted into 1.0 share of BNSF Common Stock, and (iii) each share of BNSF Common Stock held by BNI or SFP shall be cancelled. The numbers calculated pursuant to this subparagraph (c) shall be adjusted as provided in Section
  1.5 hereof if any of the events described in Section 1.5 occur.

    4. Section 1.8(g) of the Merger Agreement is hereby amended by replacing subparagraph (g) of such section in its entirety with the following:

      (g) No certificates or scrip representing fractional shares of BNSF Common Stock will be issued in the Alternative Merger, but in lieu thereof each holder of SFP Common Stock otherwise entitled to a fractional share of BNSF Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 1.8(g), a cash payment in lieu of such fractional shares of BNSF Common Stock which would otherwise have been issued (the "Excess Shares"). The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of SFP Common Stock, the Exchange Agent will hold such proceeds in trust (the "Common Shares Trust") for the holders of the SFP Common Stock. BNSF shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with this sale of the Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of SFP Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction the numerator of which is the amount of the fractional BNSF Common Stock interest to which such holder of SFP Common Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of SFP Common Stock are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of SFP Common Stock in lieu of any fractional shares of BNSF Common Stock the Exchange Agent shall make available such amounts to such holders of SFP Common Stock without interest.

    5. Section 5.1 of the Merger Agreement is hereby amended to add a new subsection (j), which shall provide as follows:

      (j) Notwithstanding anything to the contrary in this Agreement, SFP will be permitted to repurchase up to 10,000,000 shares of SFP Common Stock at any time (or from time to time as long as the aggregate of such shares repurchased does not exceed 10,000,000) between the time shares of SFP Common Stock are purchased pursuant to the Offer and the Effective Time, if, but only if, (a) such repurchase is permitted by the credit agreements referred to in clause (ii) of subparagraph (f) above entered into by SFP in connection with the Offer, as such agreements are in effect at the time such Offer is consummated (whether or not such agreements are in effect at the time of any such repurchase and without regard to any waiver of any provision thereof) and (b) for any purchases after March 31, 1995, SFP's total debt (which shall equal the sum of short-term debt plus current maturities of long-term debt plus long-term debt, all as shown on the consolidated balance sheet of SFP and its consolidated subsidiaries in accordance with generally accepted accounting principles), as of the most recent quarter-end prior to such repurchase, does not exceed the levels set forth in Annex A hereto and cash capital expenditures on a cumulative basis from January 1, 1995, as of the most recent quarter-end prior to such repurchase, are at least at the level shown in Annex A.

    6. This Amendment shall be construed in accordance with and governed by the law of the State of Delaware (without regard to principles of conflict of laws).

    7. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

    8. Except as expressly amended hereby, the Merger Agreement shall remain in full force and effect.

  IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

                                          Burlington Northern Inc.

                                                /s/ Gerald Grinstein
                                          By __________________________________
                                            Title: Chairman and
                                                  Chief Executive Officer

                                          Santa Fe Pacific Corporation

                                                /s/ Robert D. Krebs
                                          By __________________________________
                                            Title: Chairman, President and
                                                  Chief Executive Officer

                                                                         ANNEX A

                                                       CUMULATIVE
                                                      CASH CAPITAL     DEBT
                                                      EXPENDITURES  BALANCE AT
         1995                                        AT QUARTER-END QUARTER-END
         ----                                        -------------- -----------
                                                           (IN MILLIONS)
      1st Quarter...................................       78          2,160
      2nd Quarter...................................      194          2,140
      3rd Quarter...................................      301          2,125
      4th Quarter...................................      360          2,045
         1996
         ----
      1st Quarter...................................      423          2,101
      2nd Quarter...................................      533          2,092
      3rd Quarter...................................      628          2,073
      4th Quarter...................................      675          2,017
         1997
         ----
      1st Quarter...................................      738          2,071
      2nd Quarter...................................      848          2,015
      3rd Quarter...................................      943          1,997
      4th Quarter...................................      990          1,850

                                                                      APPENDIX B



                        OPINION OF GOLDMAN, SACHS & CO.

[Goldman, Sachs & Co. Letterhead & Logo]

PERSONAL AND CONFIDENTIAL

January 25, 1995

Board of Directors
Santa Fe Pacific Corporation
1700 East Golf Road
Schaumburg, Illinois 60173-5860

Gentlemen and Madame:

You have requested our opinion as to the fairness to the holders of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Santa Fe Pacific Corporation (the "Company") of the Aggregate Consideration (as defined below) to be received pursuant to the Agreement and Plan of Merger, dated as of June 29, 1994, as amended to January 24, 1995, among Burlington Northern Inc. ("BNI") and the Company (the "Agreement") in connection with the merger of the Company with and into BNI (the "Merger").

The Agreement provides for a joint tender offer (the "Joint Tender Offer") pursuant to which the Company and BNI will pay $20 per share for an aggregate of 63 million shares of Common Stock. The Agreement further provides that following completion of the Joint Tender Offer and the appropriate regulatory approvals, the Company will be merged with and into BNI and each outstanding Share (other than Shares already owned by BNI) will be exchanged for shares of common stock, with no par value, of Burlington Northern Inc. ("BNI Common Stock") in accordance with the Exchange Ratio provided for in the Agreement. The aggregate of the cash and stock consideration to be received by all of the holders of outstanding shares of Common Stock of the Company pursuant to the Joint Tender Offer and Merger is herein referred to as the "Aggregate Consideration".

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having performed various investment banking services for the Company from time to time, including having acted as managing and co-managing underwriter of public offerings of Common Stock of the Company in October 1991 and June 1992, respectively, having acted as financial advisor on the asset exchange between the Company and Hanson Natural Resources Company in June 1993, having acted as managing underwriter of a public offering of Common Stock of Santa Fe Pacific Gold Corporation, a subsidiary of the Company, in June of 1994, having acted as co-managing underwriter of public offerings of 8 3/8% Notes due 2001 and 8 5/8% Notes due 2004 of the Company in January 1994, as well as having acted as the Company's financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have committed to participate as co-arranger and arranging agent on the Company's bank financing and co-dealer managers in connection with the Joint Tender Offer. We also have provided certain investment banking services to BNI from time to time, including acting as co-managing underwriter of a public offering of BNI Common Stock in November 1991, acting as managing underwriter of a public offering of 6 1/4% Cumulative Convertible Preferred Stock in November 1992, and acting as a co-managing underwriter in a public offering of 7 1/2% Debentures due 2002 in July 1993, and we may provide investment banking services to BNI in the future.

We have also provided certain investment banking services to Union Pacific Corporation ("UPC") from time to time, including having acted as co-managing underwriter of a public offering of 7 7/8% Notes due 2002 in February 1992, a public offering of 8 5/8% Sinking Fund Debentures due 2022 in May 1992, a public offering of 6% Notes due 2003 in August 1993, a public offering of 7% Notes due 2000 in June 1994, a public offering of 6 1/8% Notes due 2004 in January 1994, and as sole managing underwriter of a public offering of 6.12% Equipment Trust Certificates due February 1, 2004 in January 1994.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Offer to Purchase dated December 23, 1994 of SFP and BNI, as amended and supplemented to the date hereof; the Joint Proxy Statement/Prospectus dated October 12, 1994, as amended and supplemented to the date hereof; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and BNI for the five years ended December 31, 1993 (and any amendments thereto); certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and BNI (and any amendments thereto); certain other communications from the Company and BNI to their respective stockholders; certain Current Reports on Form 8-K of the Company and BNI; and certain internal financial analyses and forecasts for the Company and BNI prepared by their respective managements. We also have reviewed the Proxy Statement, dated October 28, 1994, as amended and supplemented to the date hereof, of UPC, which solicits proxies in opposition to the Merger and the Offer to Purchase, dated November 9, 1994 of UPC, as amended and supplemented to the date hereof, which sets forth the proposal of UPC to acquire the outstanding shares of Common Stock of the Company by means of a cash tender offer and merger (the "UPC Proposal"). We also have held discussions with members of the senior management of the Company and BNI regarding the past and current business operations, financial condition and future prospects of their respective companies. Furthermore, we have considered the views of the senior management of the Company regarding the strategic importance of, and potential synergies expected to be realized from, the Merger. In addition, we have reviewed the reported price and trading activity for the Common Stock and BNI Common Stock, compared certain financial and stock market information for the Company and BNI with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the railroad industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or BNI or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed with your consent that the transaction will receive regulatory approval in the manner contemplated by the Company.

Based upon and subject to the foregoing and based upon such other matters as we considered relevant, it is our opinion that as of the date hereof the Aggregate Consideration to be received by all of the holders of the outstanding shares of Common Stock of the Company pursuant to the Joint Tender Offer and the Merger, considered as a unitary transaction, is fair to such stockholders.

Very truly yours,

/S/ Goldman, Sachs & Co.

Goldman, Sachs & Co.

  Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for SFP Common Stock and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:

                    First Chicago Trust Company of New York

       By Mail:             By Facsimile Transmission:        By Hand:
                         (For Eligible Institutions Only)

  Tenders & Exchanges            (201) 222-4720          Tenders & Exchanges
      P.O. Box 2564              (201) 222-4721            14 Wall Street
      Suite 4660 SFP                                        Suite 4680 SFP
 Jersey City, NJ 07303-2564                                   8th Floor
                                                         New York, NY 10005


                       Confirm Facsimile by Telephone:
                           (For Confirmation Only)

                                 (201) 222-4707

  Questions or request for assistance or additional copies of the Offer to Purchase dated December 23, 1994, the Supplement dated January 13, 1995, this Supplement, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to any of the Information Agents or either of the Dealer Managers at their respective addresses and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                          The Information Agents are:

  D.F. KING & CO., INC.           MACKENZIE             KISSEL BLAKE INC.
                                 PARTNERS INC.

    77 Water Street             156 Fifth Avenue       25 Broadway, 6th Floor
   New York, New York       New York, New York 10010  New York, New York 10004
         10005           CALL TOLL FREE (800) 322-2885  CALL TOLL FREE (800)
  CALL TOLL FREE (800)                                        554-7733
        697-6974

                     The Dealer Managers for the Offer are:

GOLDMAN, SACHS & CO.                                         LAZARD FRERES & CO.
       85 Broad Street                                 One Rockefeller Plaza
  New York, New York 10004                           New York, New York 10020